

OFFERING MEMORANDUM

facilitated by



Endo LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Endo LLC
State of Organization	NM
Date of Formation	08/06/2021
Entity Type	Limited Liability Company
Street Address	2903 Agua Fria Street, Santa Fe NM, 87506
Website Address	https://newmexendo.com

(B) Directors and Officers of the Company

Key Person	Stephen Aarons
Position with the Company Title First Year	 General Counsel and Co-Founder 2021
Other business experience (last three years)	- Lieutenant Colonel (retired), Judge Advocate, **US Army Reserves** — stationed in Germany, adjunct professor at JAG law school at University of Virginia - Managing Attorney, ***Aarons Law PC*** *(1992 - Present)* — Criminal defense and expungements - General Counsel, ***Endo LLC*** *(2021 - Present)* — Co-founder and, along with his wife Doris Valdez, principal investor in Puma Capital LLC and Endo LLC. Licensing, leasing, finances, trademarks, compliance with state and city regulations and all other legal matters.

Key Person	Alexander Costello
Position with the Company Title First Year	 Technical Director 2021
Other business experience (last three years)	**Technical Director** (*Endo, Aug 2021 - Present*) — Co-founder of Endo LLC. Endo is a cannabis retail and soon to be vertically-integrated business. At Endo, I serve as the Technical Director, setting up and maintaining all systems, filling in compliance roles, and much more in our tight-knit team. **Technical Director** (*Puma Capital, Aug 2021 - Present*) — Co-founder of Puma Capital LLC. Puma is our investment company. At this time, Puma's sole investment is in Endo. Puma provides capital loans, equipment rental, and more to Endo. I similarly serve as the Technical Director for Puma Capital. **Owner** (*ATUM.TECH, June 2018 - Present*) — ATUM.TECH is an IT services company that provides web design, security, and systems integration. This is my company that I perform business services to a few select businesses in Santa Fe and Albuquerque. As the sole employee, I perform all tasks from start to finish. **Computer Repair Technician** (*Sandia Computers, Jan 2020 - Jul 2020*) — Sandia Computers is an electronics repair shop and retail store. I sold products prebuilt or built to customer's order. I troubleshooted and repaired of a wide range of devices.

Key Person	Ian Aarons
Position with the Company Title First Year	 Managing Director 2021
Other business experience (last three years)	• Bachelor of Business Administration (BBA Honors), **Anderson School of Management, University of New Mexico**, Albuquerque NM • Masters of Business Administration (MBA), Marketing ..., **Anderson School of Management, University of New Mexico,** Albuquerque NM • Managing Director, **Endo LLC,** Santa Fe NM **(**2021-present) Co-founder and chief executive officer of a vertically integrated cannabis enterprise

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Stephen Aarons	25%
Alexander Costello	25%
Ian Aarons	25%

(D) The Company's Business and Business Plan

Selling with a Grower's Perspective

There are many disconnects between discerning consumers of cannabis and multistate corporations. Corporate executives, for example, do not value the plant or its intangible variations. They see only dollar signs: the more, the sooner, the better. This bottom line mindset leads to overproduction of cannabis, and the results cannot compare to harvests from local, passionate growers.

At Endo our leadership and staff measure cannabis by qualitative factors: visual appeal, smell, taste, potency, effects, cannabinoid make-up, vigor and subjective experience. Loyal customers are already searching for these qualities in a rapidly maturing market. Our team is trained to understand the industry from a grower's perspective, always sensitive to what our customers expect. This will continue to set us apart in the years to come.

There are two races occurring in New Mexico and throughout the United States: the race to the top in quality and the race to the bottom in price. Endo strives to harvest and sell only the highest quality cannabis while maintaining a family-run, non-corporate environment.

In the Beginning...

In 2021, New Mexico Governor Michelle Lujan Grisham signed House Bill 2 into law. As a result, the sale of cannabis for recreational use became legal in April 2022. Endo organized as a Limited Liability Company in 2021 and our first goal since May 2022 has been to excel in the retail side of the house by striving to improve our performance a little bit every day. In the coming calendar year, our second goal will be to build out our grow rooms, one room at a time, and to sell quality cannabis from our own harvests.

The name "Endo" was inspired by 90's hip hop culture. Musical artists and fans frequently shouted out "indo," slang for high quality, indoor-grown cannabis. The medical prefix "endo-" finds its roots in ancient Greece, and means "to come from within." Our name, then, is a nod to the songs that helped normalize the use of cannabis. It is also a celebration of the creative energy inside our vertically integrated cannabis enterprise. Soon we will be offering flower and live rosin grown within the same building as our award winning dispensary. To be sure, you may hear music playing in our store.

Market Research

There were more than 20,000 active cannabis licenses in the U.S. as of 2020, and over 300,000 full-time jobs to go with it. With the growth seen by Cannabis Benchmarks, the number of workers nationwide may have surpassed 500,000 in 2022.

Marijuana Business Daily projected that New Mexico's adult-use market would generate $125 million over a full calendar year. In late October 2022, only eight months since selling marijuana for recreational use became lawful, New Mexico passed the $160 million mark in adult-use sales! New Mexico's Cannabis Control Division maintains and publishes data on statewide cannabis sales: check back here at any time. Endo has cornered over 3% of the market in Santa Fe in our first six months, competing against interstate dispensaries which have been selling medical marijuana for years. Endo's award winning dispensary will compete for a larger share of the local market over time.

New Mexico has been the only state where chronic/severe pain is not the most oft-cited condition treated, no doubt because it was the first state in the union to list PTSD as a qualifying condition for medical cannabis use. Fewer people are applying for a medical marijuana card because it is easier to buy recreationally, but tax free transactions are still an incentive to do so. Endo is mindful of the special needs of medical users in several ways: (a) selecting an array of products designed for medical use, (b) offering discounts particularly to cancer survivors, and (c) maintaining a fund to help defray costs for low income medical customers.

The beginning of New Mexico's recreational market saw flower wholesale prices averaging around $3200/pound. As more and more producers are coming online, prices are dropping rapidly, especially considering the large wave of outdoor grown product being recently harvested. Today, the average price per pound is sitting closer to $2400/pound. As more producers begin to harvest, higher quality at lower cost is quickly becoming a reality.

Data from the adjacent state of Colorado may be helpful in forecasting long-term trends in New Mexico. Eight years ago, Colorado legalized recreational sales and has seen steady increases in cannabis sales each year, topping $2 billion in marijuana tax revenue in both 2020 and 2021. However, in late 2022 Colorado is reporting a 10-12 percent dip in revenue from the same months in 2021. This market correction has been attributed by some to post-COVID behavior, but other states that also legalized marijuana several years ago are reporting gains over the same period. Another explanation peculiar to Colorado is that New Mexican residents had been driving over the border into Colorado to purchase weed. Now those same neighbors can purchase weed without leaving their own hometown. [https://westword.com/marijuana/colorado-marijuana-tax-revenue-breaks-annual-record-12984281] In any event, Colorado has experienced a robust market for nearly a decade, and we forecast similar growth patterns in New Mexico as its cannabis market matures.

Setting High Standards

We at Endo are raising standards for others to follow. It all starts with owners who care deeply about their employees, the Santa Fe community and the cannabis industry. Our management team embraces the Cannabis Culture, striving every day to maintain a sustainable environment without ever cutting corners.

Every layer of our vertical company has or will have quality control measures that far exceed our competitors. This includes:

- Lab grade materials and procedures in all areas (grow, processing, manufacturing and retail)

- Automated feeding systems that run on the numbers not guesswork

- Top-of-the-line environmental controls and sensors

- Sustainable drip system with water recapture

- Consultation from some of the best growers, manufacturers, and retailers in the world

Six months after our grand opening, Endo was awarded the Best of Weedmaps, the only dispensary in Santa Fe - one of only three in the state of New Mexico - with that seal of distinction. Endo garnered 92% of the vote among Santa Fe consumers. The 5-star reviews on Google keep coming in, a good indicator that Endo will continue to prosper in a competitive but booming market.

The Team

Ian Aarons, Co-Owner and Managing Director

Ian went to Saint Michaels High School and Santa Fe High School in Santa Fe before graduating with honors from the Anderson School of Management at the University of New Mexico with a Masters of Business Administration (MBA). He is co-owner of Atum.Tech in Albuquerque. As General Manager, Ian will be overseeing all day to day operations at Endo as well as long term strategy and product line implementation.

Preston Robinson, Store Manager

Preston runs the dispensary side of the business. This includes maintaining the floor displays, supervising the budtenders and overseeing customer service. Previously, he was the acting store manager at a local jewelry store.

Alex Costello, Co-Owner and Technical Director

Alex runs our backend systems and ensures Endo utilizes the right systems to get the job done. He maintains our security, point-of-sale, network, and automation system so that we can operate more efficiently on a daily basis. Alex graduated from CNM in Albuquerque and has a CompTIA A+ certificate. Before joining Endo, Alex worked with Puma Capital LLC and owns Atum.Tech. He also worked for Sandia Computers as a computer repair technician.

Everett Robinson, Operations Manager
Stephanie Aarons, Inventory Manager

Stephanie graduated with honors from the University of New Mexico with a bachelor of science degree in Psychology.

Doris Valdez, Co-Founder

Doris founded Endo with her husband Steve Aarons. Doris is a lifelong resident of Santa Fe with Spanish, Apache and San Ildefonso Pueblo roots. Doris was born and raised in Santa Fe, with ancestors from Youngsville New Mexico and the Jicarilla Apache nation. After 30 years working at the Museums of New Mexico in Santa Fe, Albuquerque, and throughout the state, she retired from the NM Department of Cultural Affairs and has been devoting time to Meals on Wheels and other local charities. As co-founder of Endo, she has drawn on her extensive knowledge of the local community to assemble a dream team of Architect, Electrician, Electrical Engineer, Mechanical Engineer and local tradesmen to build out the dispensary and the grow rooms.

Steve Aarons, General Counsel

After law school, Steve served one year with the Blackfeet Tribe in Montana, three years on active military duty in Germany and another year at Greyfriars in Oxford, England. He has practiced criminal defense law in Santa Fe ever since. In 2021 Steve incorporated Endo LLC, wading through the new statute, NM Cannabis Control Division regulations and City of Santa Fe permits. He is Endo's compliance officer and will register trademarks when Endo breeds new cannabis strains.

Rick Coughlin Ph.D, Chief Science Officer

Dr. Coughlin earned his Ph.D. in Biophysics from Michigan State University. He is President and CSO of Sequela Biotech and a Study Section Reviewer at the National Institutes of Health. He holds countless US patents. Dr. Coughlin has been traveling throughout Asia and Europe to collect landrace strains which have evolved over millions of years, cultivating proprietary Endo strains of exceptional quality. He is developing ways to test immature cannabis plants for bioproperties. Another project is to extract these active ingredients for sublingual drops and subdural patches. Finally he keeps abreast of peer-reviewed medical and scientific literature that may confirm the beneficial effects of such cannabinoids as THCV, THC-O acetate, CBG and CBN.

Expanding and Refining our Inventory

As the following graphic shows, we have been stocking up Endo's vault all year, replenishing our inventory to meet the surging demand. We are adding new product categories to our selection. Our online store tracks our inventory in real time. As an investor, logging onto our store will confirm the breadth and quality of our products for sale.

Local Support and Recognition

As native and semi-native Santa Feans, we strive to become pillars for our city, examples for others to follow into sustainable employment. We compete against interstate corporations, and that David and Goliath battle has fascinated our two local newspapers and the news media. We rely almost exclusively upon word of mouth. Good publicity is one way people find out about our dispensary. Over 3,000 customers have found our store and most return time and again. Here are several front-page articles featuring Endo:

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	February 28, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build-out First Grow Room	$42,363	$100,000
Custom Dispensary Display Cases	$4,262	$15,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before

the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.0%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.2%
$68,500	1.6%
$87,000	2.1%
$105,500	2.5%
$124,000	3.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common shares
Number of Shares Outstanding	190
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1 vote per share
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Stephen Aarons	25%
Alexander Costello	25%
Ian Aarons	25%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Puma Capital	$500,000	0%	12/31/2029	unsecured family loan

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Endo has been operating since May 2022 and has achieved the following milestones:

- Signed five (5) year lease in 10,000 square foot building on prime intersection in south Santa Fe

- Secured state licenses for a vertically Opened location at corner of Agua Fria Street and Siler Road in Santa Fe, New Mexico, the third busiest intersection within the city limits.

- Obtained zone verification, occupancy permit for dispensary and building permit to rennovate the remainder of the warehouse into grow rooms

- Front page articles in Santa Fe Reporter and Santa Fe New Mexican focusing on Endo being owned by local entrepreneurs with Native American and Latina heritage who are outperforming stores owned by multistate corporations

- Achieved revenue of $100,000 per month in 2022 its first year. Passed $500,000 in gross receipts in early September 2022.

- Awarded Best Dispensary of 2022 in October 2022, only store with that distinction in Santa Fe and one of only three throughout the state of New Mexico.

   Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of November 1, 2022, Endo has an interest free debt of $500,000 outstanding to one of its co-founders, Stephen Aarons, and his wife Doris Valdez. Like the debt being raised by Mainvest, this debt is unsecured with the same due date. In addition to Endo's outstanding debt and the debt raised on Mainvest, Endo may require additional funds from alternate sources or another

Mainvest campaign at a later date. One example could occur when a prospective landlord completes construction in 2023 of a proposed building in the northeast heights of Albuquerque, New Mexico and allow Endo build out 1,200 square feet of the new facility for a smaller dispensary.

Operating history

Since the day Endo opened, we are capturing 3% of the gross revenue reported within the boundaries of the city of Santa Fe. In October 2022, Endo received the Best Dispensary award from Weedmaps, outstripping every dispensary in Santa Fe and surrounding communities including legacy dispensaries who have been selling medical cannabis for over a decade, This award should boost our share of the market. Our formula for success includes media attention featuring Endo as a locally owned business with Native American, female and veteran ownership. Endo competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,250,000	$1,375,000	$1,471,250	$1,544,812	$1,591,156
Cost of Goods Sold	$725,000	$490,000	$524,300	$550,515	$567,030
Gross Profit	$525,000	$885,000	$946,950	$994,297	$1,024,126
EXPENSES					
Rent	$300,000	$300,000	$300,000	$300,000	$300,000
Salaries	$190,000	$209,000	$223,630	$234,811	$241,855
Insurance	$4,000	$4,100	$4,202	$4,307	$4,414
Operating Profit	$31,000	$371,900	$419,118	$455,179	$477,857

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V